Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FUND 1 INVESTMENTS, LLC

Sale of Common Stock	(221,877)	6.6347	11/06/2026
Purchase of Common Stock	30,000	7.4245	11/09/2026
Sale of Common Stock	(20,125)	7.2796	11/09/2026
Sale of Common Stock	(11,807)	7.2101	11/11/2026